SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Regency Centers Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

758849103

(CUSIP Number)

Gazit-Globe Ltd.

1 Hashalom Road

Tel-Aviv, Israel 67892

Tel: (03) 694-8000

Fax: (03) 696-1910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758849103	Page 2

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chaim Katzman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OR ORGANIZATION
United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,831 (1)
	8	SHARED VOTING POWER
19,534,622 (2)
	9	SOLE DISPOSITIVE POWER
160,831
	10	SHARED DISPOSITIVE POWER
19,534,622 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,695,453 (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6% (3)
14		TYPE OF REPORTING PERSON
IN

(1)	All Shareholdings throughout this filing have been rounded to the nearest whole number of shares.
(2)	Excludes 2,800,000 shares sold by MGN-A and First Generation (each as defined herein) on March 2, 2017.
(3)	The aggregate percentage of shares throughout this filing is based upon 169,833,303 shares issued and outstanding following completion of the merger of Equity One, Inc., a Maryland corporation, with and into the Issuer, with the Issuer surviving the merger as described in Item 3, as reported in the prospectus filed by the Issuer on January 24, 2017 under Rule 424(b) of the Securities Act of 1933, as amended.

CUSIP NO. 758849103	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
19,534,622 (4)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
19,534,622 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
19,534,622 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%
14	TYPE OF REPORTING PERSON
CO

(4)	Excludes 2,800,000 shares sold by MGN-A and First Generation on March 2, 2017.

CUSIP NO. 758849103	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,108,594 (5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,108,594 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
13,108,594 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
CO

(5)	Excludes 2,800,000 shares sold by MGN-A and First Generation on March 2, 2017.

CUSIP NO. 758849103	Page 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,115,540 (6)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,115,540 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,115,540 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON
CO

(6)	Excludes 750,000 shares sold by First Generation on March 2, 2017.

CUSIP NO. 758849103	Page 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit First Generation LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,115,540 (7)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,115,540 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,115,540 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON
CO

(7)	Excludes 750,000 shares sold by First Generation on March 2, 2017.

CUSIP NO. 758849103	Page 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,316,580 (8)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,316,580 (8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,316,580 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%
14	TYPE OF REPORTING PERSON
CO

(8)	Excludes 2,050,000 shares sold by MGN-A on March 2, 2017.

CUSIP NO. 758849103	Page 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN (USA) 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,432,869
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,432,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,432,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MGN America 2016, LLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,769,967
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,769,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
5,769,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gazit America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,426,028
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,426,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,426,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Silver Maple (2001), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,001,943
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,001,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,001,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ficus, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,424,085
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,424,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,424,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%
14	TYPE OF REPORTING PERSON
CO

CUSIP NO. 758849103	Page 13

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Regency Centers Corporation, a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202. The aggregate percentage of shares throughout this filing is based upon 169,833,303 shares issued and outstanding following completion of the merger of Equity One, Inc., a Maryland corporation, with and into the Issuer, with the Issuer surviving the merger as described in Item 3, as reported in the prospectus filed by the Issuer on January 24, 2017 under Rule 424(b) of the Securities Act of 1933, as amended.

Item 2. Identity and Background

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
Chaim Katzman	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US/Israel
Gazit-Globe Ltd. (“Gazit”)	One Hashalom Road Tel Aviv, 67892 Israel	Israel
M G N (USA) INC. (“MGN”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Nevada
Gazit First Generation LLC (“First Generation”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America, LLC (“MGN-A”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN (USA) 2016, LLC. (“MGN USA”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
MGN America 2016, LLC. (“MGN America”)	1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Delaware
Gazit America, Inc. (“GAA”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Ontario, Canada
Silver Maple (2001), Inc. (“Silver Maple”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Nevada
Ficus, Inc. (“Ficus”)	86 Hanna Avenue, Suite 400 Toronto, ON M6K 353 Canada	Delaware

CUSIP NO. 758849103	Page 14

The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Chaim Katzman	Chaim Katzman is the President and Chairman of the Board of Norstar Holdings Inc., Chairman of Gazit, and a non-executive Vice Chairman of the Board of the Issuer.
Gazit-Globe Ltd. (“Gazit”)	Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT”. Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe, Brazil and Israel, including shopping centers.
M G N (USA) INC. (“MGN”)	MGN invests in real estate related businesses, including the businesses of its affiliates, engaged in the acquisition, development and management of income producing properties in the US and Brazil. MGN is a wholly-owned subsidiary of Gazit.
GAZIT (1995), INC. (“1995”)	1995 invests in real estate related businesses, including the businesses of its affiliates. 1995 is a wholly-owned subsidiary of MGN.
Gazit First Generation LLC (“First Generation”)	First Generation invests in real estate related businesses, limited only to the businesses of its affiliates in United States. First Generation is a wholly owned subsidiary of 1995.
MGN America, LLC (“MGN-A”)	MGN-A invests in real estate related businesses, including the businesses of its affiliates. MGN-A is a subsidiary owned by MGN and 1995.
MGN (USA) 2016, LLC. (“MGN USA”)	MGN USA invests in real estate related businesses, including the businesses of its affiliates. MGN USA is a wholly-owned subsidiary of MGN.
MGN America 2016, LLC. (“MGN America”)	MGN America invests in real estate related businesses, including the businesses of its affiliates. MGN America is a wholly-owned subsidiary of MGN-A.
Gazit America, Inc. (“GAA”)	GAA invests in real estate related businesses, including the businesses of its affiliates and those of unrelated public companies. GAA is a wholly-owned subsidiary of Gazit.
Silver Maple (2001), Inc. (“Silver Maple”)	Silver Maple invests in real estate related businesses, including the businesses of its affiliates. Silver Maple is a wholly-owned subsidiary of GAA.
Ficus, Inc. (“Ficus”)	Ficus invests in real estate related businesses, including the businesses of its affiliates. Ficus is a wholly-owned subsidiary of GAA.

CUSIP NO. 758849103	Page 15

The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), is set forth below

Covered Persons with Respect to Gazit

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Dor J. Segal, Vice Chairman of the Board of Directors and Chief Executive Officer 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Vice Chairman and Chief Executive Officer of Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	US, Canada, Israel
Yair Orgler, Director Mordechai Maier 7/19, Tel-Aviv, Israel	Professor Emeritus of the Management Faculty, Tel-Aviv University	Tel-Aviv University Department of Finance The Leon Recanati Graduate School of Business Administration Box 39010 Ramat Aviv, Tel Aviv 69978 Israel	Israel
Haim Ben-Dor, Director 14 Nili Street, Jerusalem, Israel	Corporate Consultant	Haim Ben-Dor 14 Nili Street, Jerusalem, Israel	Israel
Zehavit Cohen, Director	Managing Partner	Apax Partners Israel Ltd. c/o Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel Berkovich 4, the Museum Tower, 22 Fl., Tel Aviv, 6423806 Israel	Israel
Noga Knaz, Director 6 Sasha Argov Street, Tel-Aviv, Israel	General Manager	Rosario Capital Ltd. 2 Weitzman St., Amot Investment Tower Tel Aviv, Israel 64239	Israel
Douglas Sesler Director	Private Real Estate Investor; Executive Vice President for Real Estate, Macy's, Inc.	54 Northway Bronxville, NY 10708	US

CUSIP NO. 758849103	Page 16

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Ronnie Bar-On Director	Corporate Director	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Adi Jemini, Executive Vice President and Chief Financial Oficer Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Executive Vice President and Chief Financial Officer, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller, Gazit	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel

Gazit is traded on the Tel Aviv Stock Exchange (TASE), on the New York Stock Exchange (NYSE), and on the Toronto Stock Exchange (TSX) under the ticker symbol “GZT.” Approximately 50.63% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Norstar Holdings Inc. (“Norstar”), a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “NSTR.” Chaim Katzman, Chairman of the Board of Directors of Gazit, controls approximately 42.54% of the ordinary shares of Norstar (including 18.2% of its ordinary shares held by First U.S. Financial, LLC, or FUF) and is Chairman of the Board of Norstar. Dor J. Segal, Vice-Chairman and Chief Executive Officer of Gazit and Vice-Chairman and Chief Executive Officer of Norstar, holds 8.8% of the ordinary shares of Norstar and Erica Ottosson (wife of Mr. Segal) holds 5.8% of the ordinary shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (58.53%); Erica Ottosson (11.98%); and Martin Klein (29.49%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a stockholders agreement (the “Stockholders Agreement”), with respect to their outstanding shares in Norstar (see Item 6 below). Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may deemed to control Gazit. The public stockholders of Gazit own approximately 49% of the Ordinary Shares.

CUSIP NO. 758849103	Page 17

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Norstar are set forth below.

Covered Persons with Respect to Norstar

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman, Chairman of the Board of Directors 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Chairman of the Board of Gazit	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Bat-Ami Katzman-Gordon Director c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Project Manager, Cancer Genomics; University of Miami, Miami, Florida	Bat-Ami Katzman c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US
Dor J. Segal, Vice Chairman of the Board of Directors and CEO c/o First Capital Realty 85 Hanna Avenue, Ste. 400 Toronto, Ontario M6K, Canada	Vice Chairman and Chief Executive Officer of Gazit.	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	US, Canada, Israel
Juda Elrich Director 18, Herzfeld Street, Kiryat Ono, Israel	Independent Accountant	Juda Elrich 18, Herzfeld Street, Kiryat Ono, Israel	Israel
Eli Shahar Director; 36 Shai Agnon Tel-Aviv, Israel	Corporate Consultant	Eli Shahar 36 Shai Agnon Tel-Aviv, Israel	Israel
Aviad (Adi) Armoni Director 19 Yehuda Hanasi Street, Tel Aviv, Israel	Dean of the Business School at The College of Management Academic Studies; Head of Graduate School of Business; Chairman, founder and owner of KBIS Ltd.;	A. Bina Consultancy and Management Ltd. 19 Yehuda Hanasi Street, Tel Aviv, Israel	Israel

CUSIP NO. 758849103	Page 18

Name, Position with Gazit & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dina Ben-Ari Director 3951 194 TR. Sunny Isles Florida 33160	Head of Friends of the IDF, Miami, Florida	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US, Israel
Varda Zuntz Norstar Israel, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Company Secretary, Norstar	Norstar Israel, Ltd. 1 Hashalom Road Tel Aviv, 67892	Israel
Romano Vaisenberger, Vice President and Controller Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Vice President and Controller	Gazit-Globe, Ltd. 1 HaShalom Road, Tel Aviv, 67892 Israel	Israel
Zvi Gordon 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	Vice President of Mergers and Acquisitions	c/o Gazit Group USA Inc. 1696 NE Miami Gardens Drive North Miami Beach, FL 33179	US

CUSIP NO. 758849103	Page 19

Covered Persons with Respect to MGN, 1995, MGN-A and First Generation

Name, Position with MGN, 1995, MGN-A, and First Generation & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President and Director
Dor J. Segal* Executive Vice President and Director
Adi Jemini,* Chief Financial Officer and Director

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to MGN America and MGN USA

Name, Position with MGN America, and MGN USA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Chaim Katzman* President
Dor J. Segal* Executive Vice President
Adi Jemini* Chief Financial Officer, Treasurer and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

Covered Persons with Respect to GAA

Name, Position with GAA & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal* President and Chairman, Director
Chaim Katzman* Director
Adi Jemini* Director
Alex Correia Secretary and Director	Company Secretary	First Capital Realty Inc. 85 Hanna Avenue, Ste, 400 Toronto, Ontario M6K, Canada	Canada

CUSIP NO. 758849103	Page 20

Covered Persons with Respect to Silver Maple and Ficus

Name, Position with Silver Maple and Ficus & Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dor J. Segal* President and Director
Adi Jemini* Director
Alex Correia** Executive Vice President and Secretary

*	See information provided for Covered Persons with Respect to Gazit, above.

**	See information provided for Covered Persons with Respect GAA, above.

CUSIP NO. 758849103	Page 21

Item 3. Source and Amount of Funds or Other Consideration.

On March 1, 2017, the Reporting Persons acquired the shares of Common Stock of the Issuer described in this Schedule 13D (“Shares”) pursuant to the merger (the “Merger”) of Equity One, Inc., a Maryland corporation (“Equity One”), with and into the Issuer, with the Issuer surviving the Merger, pursuant to an Agreement and Plan of Merger, dated as of November 14, 2016, by and between the Issuer and Equity One (the “Merger Agreement”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Equity One common stock, par value $0.01 per share, held by the Reporting Persons was converted into the right to receive 0.45 shares of the Issuer’s Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Shares were acquired for investment purposes and for the purposes described below. See Item 3 for a description of the Merger Agreement, pursuant to which the Reporting Persons acquired their Shares.

Gazit, MGN-A, First Generation, Silver Maple, MGN, MGN America, MGN USA and Ficus (together, the “Stockholders”) and the Issuer are party to a Governance Agreement (the “Governance Agreement”), dated as of November 14, 2016, pursuant to which, among other things the Issuer is required to nominate Mr. Katzman to the Issuer’s board of directors (the “Board”) and solicit votes for his election for so long as the Stockholders and their affiliates beneficially own more than 7% of the Common Stock outstanding as of immediately after the effective time of the Merger. The Stockholders are subject to customary standstill restrictions during the Standstill Period (as defined in the Governance Agreement) and during this period the Stockholders are required to vote all shares of Common Stock beneficially owned in favor of all director nominees recommended by the Board and against any proposals to remove any of the Issuer’s directors. In addition, pursuant to the Governance Agreement, the Stockholders have certain registration rights. The foregoing description of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the Governance Agreement, which is filed herewith as Exhibit 3 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with members of management, the Board and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective stockholders or members) from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

CUSIP NO. 758849103	Page 22

Item 5. Interests in Securities of the Issuer.

The aggregate percentage of shares throughout this filing is based upon 169,833,303 shares issued and outstanding following completion of the merger of Equity One, Inc., a Maryland corporation, with and into the Issuer, with the Issuer surviving the merger as described in Item 3, as reported in the prospectus filed by the Issuer on January 24, 2017 under Rule 424(b) of the Securities Act of 1933, as amended.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 19,695,453 (11.6% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 160,831
(ii)	Shared power to vote or to direct the vote: 19,534,622
(iii)	Sole power to dispose or to direct the disposition of: 160,831
(iv)	Shared power to dispose or to direct the disposition of: 19,534,622

Mr. Katzman may be deemed to control Gazit. Of the Shares beneficially owned by Mr. Katzman as of the date of this filing:

●	Mr. Katzman has sole voting and dispositive power over 160,831 Shares held directly by him and indirectly through family trusts, which he controls (not including 13,818 Shares held of record by family members); and
●	Mr. Katzman shares voting power and dispositive authority over 2,676,474 Shares with Gazit, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control; and
●	Mr. Katzman shares voting and dispositive authority over 4,115,540 Shares with Gazit, MGN and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
●	Mr. Katzman shares voting and dispositive authority over 6,316,580 Shares with Gazit, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
●	Mr. Katzman shares voting and dispositive authority over 4,001,943 Shares with Gazit, GAA and Silver Maple, as such Shares are directly held by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and
●	Mr. Katzman shares voting and dispositive authority over 2,424,085 Shares with Gazit, GAA and Ficus, as such Shares are directly held by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP NO. 758849103	Page 23

The shares disclosed above exclude 2,800,000 shares sold by MGN-A and First Generation on March 2, 2017.

(c)	Except as set forth herein, Mr. Katzman has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.
(e)	Not applicable.

Gazit

(a)	Aggregate Number of Shares beneficially owned: 19,534,622 (11.5% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 19,534,622
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 19,534,622

Of the Shares beneficially owned by Gazit as of the date of this filing:

●	Gazit shares voting and dispositive authority over 2,676,474 Shares with Mr. Katzman, MGN and MGN USA, as such Shares are directly held by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control.
●	Gazit shares voting and dispositive authority over 4,115,540 Shares with Mr. Katzman, MGN, 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
●	Gazit shares voting and dispositive authority over 6,316,580 Shares with Mr. Katzman, MGN, MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
●	Gazit shares voting and dispositive authority over 4,001,943 Shares with Mr. Katzman, GAA and Silver Maple as such Shares are held directly by Silver Maple, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
●	Gazit shares voting and dispositive authority over 2,424,085 Shares with Mr. Katzman, GAA and Ficus as such Shares are held directly by Ficus, which is a wholly-owned subsidiary of GAA, itself a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

The shares disclosed above exclude 2,800,000 shares sold by MGN-A and First Generation on March 2, 2017.

(c)	Except as set forth herein, Gazit has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.
(e)	Not applicable.

CUSIP NO. 758849103	Page 24

MGN

(a)	Aggregate Number of Shares beneficially owned 13,108,594 (7.7% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 13,108,594
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 13,108,594

Of the Shares beneficially owned by MGN as of the date of this filing:

●	MGN shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, and Gazit, as such Shares are held directly by MGN, MGN-A and 1995, wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
●	MGN shares voting and dispositive authority over 2,676,474 Shares with Mr. Katzman, MGN USA and Gazit, as such shares are held directly by MGN and MGN USA, which are wholly-owned subsidiaries of Gazit, which Mr. Katzman may be deemed to control.
●	MGN shares voting and dispositive authority over 6,316,580 Shares it beneficially owns with MGN-A and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN; and
●	MGN shares voting and dispositive authority over 4,115,540 Shares it beneficially owns with 1995 and First Generation, as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, a wholly-owned subsidiary of MGN.

The shares disclosed above exclude 2,800,000 shares sold by MGN-A and First Generation on March 2, 2017.

(c)	Except as set forth herein, MGN has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.
(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 4,115,540 (2.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,115,540
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,115,540

CUSIP NO. 758849103	Page 25

Of the Shares beneficially owned by 1995 as of the date of this filing:

●	1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and First Generation as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

The shares disclosed above exclude 750,000 shares sold by First Generation on March 2, 2017.

(c)	Except as set forth herein, 1995 has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.
(e)	Not applicable.

First Generation

(a)	Aggregate Number of Shares beneficially owned: 4,115,540 (2.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,115,540
(iii)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 4,115,540

Of the Shares beneficially owned by First Generation as of the date of this filing:

●	First Generation shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and 1995 as such Shares are directly held by First Generation, which is a wholly-owned subsidiary of 1995, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

The shares disclosed above exclude 750,000 shares sold by First Generation on March 2, 2017.

(c)	Except as set forth herein, First Generation has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by First Generation.
(e)	Not applicable.

MGN-A

(a)	Aggregate Number of Shares beneficially owned: 6,316,580 (3.7% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

CUSIP NO. 758849103	Page 26

(ii)	Shared power to vote or to direct the vote: 6,316,580
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 6,316,580

Of the Shares beneficially owned by MGN-A as of the date of this filing:

●	MGN-A shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit, MGN and MGN America, as such Shares are directly held by MGN-A and MGN America, which are wholly-owned subsidiaries of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

The shares disclosed above exclude 2,050,000 shares sold by MGN-A on March 2, 2017.

(c)	Except as set forth herein, MGN-A has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN-A.
(e)	Not applicable.

MGN USA

(a)	Aggregate Number of Shares beneficially owned: 2,432,869 (1.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,432,869
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,432,869

Of the Shares beneficially owned by MGN USA as of the date of this filing:

●	MGN USA shares voting and dispositive authority over all Shares it beneficially owns with MGN, as such Shares are directly held by MGN USA, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c)	Except as set forth herein, MGN USA has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN USA.
(e)	Not applicable.

CUSIP NO. 758849103	Page 27

MGN America

(a)	Aggregate Number of Shares beneficially owned: 5,769,967 (3.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,769,967
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,769,967

Of the Shares beneficially owned by MGN America as of the date of this filing:

●	MGN America shares voting and dispositive authority over all Shares it beneficially owns with MGN and MGN-A, as such Shares are directly held by MGN America, which is a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.
(c)	Except as set forth herein, MGN America has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN America.
(e)	Not applicable.

GAA

(a)	Aggregate Number of Shares beneficially owned: 6,426,028 (3.8% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 6,426,028
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 6,426,028

Of the Shares beneficially owned by GAA as of the date of this filing:

●	GAA shares voting and dispositive authority over 4,001,943 Shares it beneficially owns with Mr. Katzman, Gazit, and Silver Maple, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.
●	GAA shares voting and dispositive authority over 2,424,085 Shares it beneficially owns with Mr. Katzman, Gazit, and Ficus, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.
(c)	Except as set forth herein, GAA has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GAA.
(e)	Not applicable.

CUSIP NO. 758849103	Page 28

Silver Maple

(a)	Aggregate Number of Shares beneficially owned: 4,001,943 (2.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 4,001,943
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 4,001,943

Of the Shares beneficially owned by Silver Maple as of the date of this filing:

●	Silver Maple shares voting and dispositive authority over 4,001,943 Shares it beneficially owns with Mr. Katzman, Gazit, and GAA, as such Shares are held directly by Silver Maple, a wholly-owned subsidiary of GAA, which is itself a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.
(c)	Except as set forth herein, Silver Maple has not effected any transactions in the Shares during the past 60 days.
(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Silver Maple.
(e)	Not applicable.

Ficus

(a)	Aggregate Number of Shares beneficially owned: 2,424,085 (1.4% of the Shares).
(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,424,085
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,424,085

Of the Shares beneficially owned by Ficus as of the date of this filing:

●	Ficus shares voting and dispositive authority over 2,424,085 Shares it beneficially owns with Mr. Katzman, Gazit, and GAA, as such Shares are held directly by Ficus, a wholly-owned subsidiary of GAA, which itself is a wholly-owned subsidiary of Gazit, which may be deemed to be controlled by Mr. Katzman.
(c)	Except as set forth herein, Ficus has not effected any transactions in the Shares during the past 60 days.

CUSIP NO. 758849103	Page 29

(d)	Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ficus.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and item 4 is hereby incorporated by reference into this Item 6.

Stockholders Agreement

On January 30, 2013, the Katzman Group and the Segal Group, entered into the Stockholder Agreement, with respect to their outstanding shares in Norstar. The Stockholders Agreement provided that (i) each member of the Katzman Group will vote, subject to certain conditions, all of its shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors of two directors designated by the Segal Group and that (ii) each member of the Segal Group will vote all of its shares and any other voting securities of Norstar over which it has voting control for nominees to the Board of Directors as directed in writing by a representative of the Katzman Group. The Stockholders Agreement also provides that if any member of the Katzman Group or any member of the Segal Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (each involving less than 2% of Norstar’s outstanding stock per calendar quarter), any of its shares of Norstar, each member of the other group shall have “tag-along” rights to require their shares of Norstar’s stock be sold alongside the seller’s shares and for the same terms. Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may deemed to control Gazit. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed herewith as Exhibit 4 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description
1.	Consent and Agreement to Joint Filing, by and among the Reporting Persons, dated March 6, 2017.
2.	Agreement and Plan of Merger, dated November 14, 2016, by and between the Issuer and Equity One, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
3.	Governance Agreement, dated November 14, 2016, by and among the Issuer, Gazit-Globe Ltd., MGN America, LLC, Gazit First Generation LLC, Silver Maple (2001) Inc., MGN (USA) Inc., MGN America 2016, LLC, MGN USA 2016, LLC and Ficus, Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016).
4.	Stockholders Agreement, dated January 30, 2013, by and among, Mr. Chaim Katzman, First US Financial LLC, Mr. Dor J. Segal, and Ms. Erica Ottosson.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: March 6, 2017	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Chairman

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

M G N (USA) INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA, LLC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN (USA) 2016, LLC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D

MGN AMERICA 2016, LLC

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT AMERICA, INC.

Date: March 6, 2017	By:	/s/ Dor J. Segal
	Name:	Dor J. Segal
	Title:	President and Chairman

Date: March 6, 2017	By:	/s/ Alex Correia
	Name:	Alex Correia
	Title:	Secretary

SILVER MAPLE (2001), INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS, INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT (1995), INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT FIRST GENERATION LLC

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Signature page to Schedule 13D

Exhibit 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, par value $0.01 per share, of Regency Centers Corporation and any future amendments thereto as may be required from time to time.

CHAIM KATZMAN

Date: March 6, 2017	By:	/s/ Chaim Katzman

GAZIT-GLOBE, LTD.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Chairman

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

M G N (USA) INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA, LLC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN (USA) 2016, LLC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

MGN AMERICA 2016, LLC

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT AMERICA, INC.

Date: March 6, 2017	By:	/s/ Dor J. Segal
	Name:	Dor J. Segal
	Title:	President and Chairman

Date: March 6, 2017	By:	/s/ Alex Correia
	Name:	Alex Correia
	Title:	Secretary

SILVER MAPLE (2001), INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

FICUS, INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT (1995), INC.

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

GAZIT FIRST GENERATION LLC

Date: March 6, 2017	By:	/s/ Chaim Katzman
	Name:	Chaim Katzman
	Title:	Authorized Signatory

Date: March 6, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Authorized Signatory

Exhibit 4

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of January 30, 2013 (the “Effective Date”), by and among (A) Mr. Chaim Katzman, from 3872NE 199ter Aventure FL 33180 (on his behalf and/or on behalf of private entities owned by him and/or any of his immediate family members and/or entities or trusts acting for the benefit of him and/or of any of his immediate family members) (“Katzman”) and First US Financial LLC, a Nevada corporation from with Adv. Alan Marcus, Aventura Title Insurance Corporation, Aventura Corporate Center, 20803 Biscayne Boulevard, Suite 301, Aventura Florida 33180, USA owned by Katzman, Ottoson (as defined below) and Mr. Martin Klein and controlled by Katzman (“FUF”; Katzman and FUF collectively referred to herein as the “Katzman Group”); (B) Mr. Dori Segal, from 85 Hanna Avenue, Suite 400, Toronto ,ON, M6K 3S3, Canada , (on his behalf and/or on behalf of private entities owned by him and/or any of his immediate family members and/or entities or trusts acting for the benefit of him and/or of any of his immediate family members) (“Segal”) and Mrs. Erica Ottoson, from 85 Hanna Avenue, Suite 400, Toronto ,ON, M6K 3S3, Canada, (on her behalf and/or on behalf of private entities owned by her and/or any of her immediate family members and/or entities or trusts acting for the benefit of her and/or of any of her immediate family members) (“Ottoson”; Segal and Ottoson collectively referred to as “Segal Group”). Katzman Group and Segal Group are collectively referred to herein as “Parties” or the “Stockholders” and each individually as a “Party” or as a “Stockholder.” Capitalized terms used herein are defined in Section 6 hereof.

Whereas Katzman Group is the controlling shareholder of Norstar Holdings Inc. a Panamanian corporation, which securities are listed for trading on the Tel-Aviv Stock Exchange (“Norstar” or the “Company”); and

Whereas each of Segal and Ottoson are Principal Shareholders (as such term is defined under the Israeli Securities Law 5728-1968) of Norstar; and

Whereas in light of, among other things, recent regulatory changes, including the proposed law to Promote Competition and Reduce Concentration, 2012, with its expected implications on Norstar and the Stockholders, pursuant to its current holdings structure, the Parties hereto wish to enter into a Stockholders Agreement and accept the rights and obligations created pursuant hereto in connection with their holdings in Norstar as of the Effective Date;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement hereby agree as follows:

1.	Board of Directors:

(a)	The Parties hereto agree that for as long as this agreement shall remain in full force and effect, the Parties shall exercise their voting power in Norstar in a manner that the Board of Directors of the Company shall be comprised of a majority of “Independent Directors” , as such term is defined in the Israeli Companies Law (the “Independent Directors”), such majority to include the External Directors - “Dachazim” - nominated in accordance with the provisions of the Companies Law which are applicable to Norstar (the “External Directors”). The Parties undertake that the Independent Directors so appointed, other than the External Directors, shall not be Israeli Residents.

(b)	Each member of the Katzman Group will vote all of its Stockholder Shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors (“Board”) of two directors designated by the Segal Group (the “Segal Group Directors’’), provided that (i) one of such designees shall be an Independent Director, and (ii) for as long as Chaim Katzman is alive and has not been declared “legally incompetent” by any relevant court in the United States, such designee for Independent Director shall be reasonably acceptable to Chaim Katzman and shall have all required qualifications under any applicable law. In the event that Chaim Katzman determines that any such designee is not acceptable to it, Chaim Katzman shall notify Segal Group in writing of such determination, including the basis therefore, and Segal Group shall be entitled to designate a replacement nominee who shall be subject to approval by Chaim Katzman as provided in this Section 1(b).

(c)	Each member of the Segal Group will vote all of its Stockholder Shares and any other voting securities of Norstar over which it has voting control for nominees to the Board of Directors as directed in writing by a representative of the Katzman Group, including External Directors (and shall vote against any other nominee to the Board), subject to the provisions of Section 1(a).

(d)	At the date hereof, Norstar’s Board of Directors is made up of eight members, of which three members are Independent Directors, and shall be deemed appointed by the Katzman Group. The Segal Group shall be entitled to appoint its Independent Director designee at any time as the ninth Board member, in accordance with the provisions of Norstar’s Articles of Association.

2.	Tag-Along Rights.

(a)	If any member (in this Section 2, the “Selling Stockholder”) of the Katzman Group or any member of the Segal Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (each involving less than 2% of Norstar’s outstanding stock per calendar quarter), any of its Stockholder Shares, it may only make such sale after complying with the provisions of this Section 22. First, the Selling Stockholder shall give to each member of the other group (the “Offeree”) a notice (an “Offer Notice”) allowing each member of the other group to participate, with respect to a number of Stockholder Shares equal to the Tag-Along Amount (as defined in Section 2(b) below), in such sale by the Selling Stockholder, and for the same per share consideration. The Offer Notice shall specify the following information: (i) the number of shares that the Selling Stockholder proposes to sell or transfer (the “Tag Along Shares”) and the Tag-Along Amount (as defined in section 2(b) below); and (ii) the price that the Selling Stockholder will receive in respect of the Tag Along Shares, which shall be stated in cash, and the requested terms of payment thereof; (iii) the proposed date for sale of the Tag Along Shares; and (iv) the identity of the proposed third party purchaser. The Offerees shall have the right for a period of 10 Days after the Offer Notice is given (the “Acceptance Period”), to accept such offer in whole or in part, exercisable by delivering a written notice (the “Acceptance Notice”) to the Selling Stockholder within the Acceptance Period, stating therein the number of shares of Common Stock to be sold by the Offerees to the proposed transferee, provided however that the number of Common Shares that the Offerees shall be entitled to sell shall not be greater than the Tag Along Amount (as defined in section 2(b) below). Prior to the earlier of (i) the end of the Acceptance Period or (ii) the acceptance or rejection of the Selling Stockholder’s offer, as the case may be, by the Offerees, the Selling Stockholder shall not complete any sale of shares of Common Stock. Notwithstanding the aforesaid provisions, in the event that the Selling Stockholder is a member of the Segal Group, and any member of the Katzman Group decides to exercise the Tag Along Rights granted hereunder, and such member is still subject to the Hapoalim Tag Along Agreement (as defined below in Section 2(b), then the periods of time set forth above shall be deemed amended to accommodate the Hapoalim Tag Along Agreement.

(b)	For purposes of this Section 2, the “Tag-Along Amount” shall mean a number of Stockholder Shares determined (i) on a pro-rata basis based upon the Katzman Group’s and the Segal Group respective relative ownership of Stockholder Shares vis-a-vis one another (the “Tag Along Ratio”), or (ii) in the event that Tarshish – Holdings and Investments Hapoalim Ltd. (“Hapoalim”) decide to exercise the tag along rights granted to them in respect of Norstar’s shares by Katzman and FUF pursuant to that certain agreement dated July 17, 2011 (the “Hapoalim Tag Along Agreement”), then the Tag Along Amount shall be calculated by applying the Tag Along Ratio to the number of Tag Along Shares to be sold by the Katzman Group after deducting there from the number of Stockholder Shares to be sold by Hapoalim after exercising their Tag Along rights.

(c)	In the event that an Offeree elects to participate in the sale set forth in the Offer Notice by delivering an Acceptance Notice during the Acceptance Period, then for a period of 120 days following the Acceptance Period the Selling Stockholder may sell its Stockholder Shares for consideration not less than 95% of the consideration stated in the Offer Notice, and on other terms no less favorable to the Selling Stockholder than those set forth in the Offer Notice; provided that the transferee shall simultaneously purchase the number of shares of Common Stock as calculated above from accepting Offerees, as the case may be. In the event that the Offerees do not elect to participate in the sale set forth in the Offer Notice, then for a period of 120 days following the Acceptance Period, the Selling Stockholder may sell the Stockholder Shares it proposed to sell in the Offer Notice, to the third party purchaser specified in the Offer Notice, for consideration not more than 105% of the consideration stated, and on other terms no more favorable to the Selling Stockholder than those set forth in the Offer Notice.

(d)	A proposed change in control of a member of Katzman Group that holds Stockholder Shares, following which Mr. Chaim Katzman and/or his immediate family members will not control such group member nor be the exclusive beneficiary of such group member, will be considered a sale of such Stockholder Shares (a “Deemed Katzman Sale”) that is subject to this Section 2. If such group member has assets and/or liabilities in addition to Stockholder Shares (such that the sale price of the interests in such group member may not be determinative of the sale price of the Stockholder Shares held by such group member), then the per share consideration applicable to the Deemed Katzman Sale for purposes of this Section 2 shall be as mutually agreed by the parties hereto in good faith; provided, that if the parties hereto are unable to agree on such per share consideration within 5 Business Days after the delivery of the Offer Notice, the per share consideration shall be determined by an independent investment bank mutually agreed upon by the parties hereto in good faith and the Acceptance Period shall be extended until 5 Business Days after the per share consideration is determined by such independent investment bank. The provisions of the Section 2(d) shall apply, mutatis mutandis, to the Segal Group, and any proposed change in control of a member of Segal Group that holds Stockholder Shares, following which Mr. Dori Segal and/or his immediate family members or Mrs. Erica Ottoson and/or her immediate family members will not control such group member.

(e)	The tag-along rights set forth in this Section 2 shall not apply to any shares of Common Stock pledged or to be pledged by any party hereto as security for a bona fide loan (any such currently or future pledged shares, the “Pledged Shares”) that are foreclosed upon or sold by the lender with respect to such loan, and each Party undertakes to execute and sign any and all documents reasonably required by any such lender in connection therewith.

(f)	For the avoidance of doubt, the sale, assignment or transfer of shares by any Party pursuant to the terms of Section 10(a) below shall not be subject to the tag-along rights set forth in this Section 2.

3. Attribution of Holdings. For purposes of calculating the holdings of Katzman Group and of Segal Group under Section 1 above, the shares of Norstar owned by FUF shall be attributed to the Stockholders pro rata to their respective ownership in FUF, as such ownership may be at the time of attribution, and shall be added to the shares in Norstar owned directly by such Stockholder.

4. Confidentiality. All materials and information obtained by any Stockholder pursuant to this Agreement or otherwise delivered by one Stockholder to any other Stockholder shall be kept confidential and shall not be disclosed to any third party except (a) as has become generally available to the public (other than through disclosure by such Stockholder in contravention of this Agreement), (b) to such Stockholder’s directors, officers, trustees, partners, employees, agents and professional consultants on a need to know basis, , (c) to any person or entity to which such Stockholder offers to sell or transfer any shares of Common Stock, provided, that the prospective transferee shall agree to be bound by the provisions of this Section 4, (d) in any report, statement, testimony or other submission to any governmental authority having or claiming to have jurisdiction over such Stockholder, or (f) in order to comply with any law, rule, regulation or order applicable to such Stockholder, or in response to any legal process or formal or informal investigative demand issued to such Stockholder in the course of any litigation, investigation or administrative proceeding.

5. Conflicting Agreements. No Stockholder shall act, for any reason, as a member of a group or in concert or enter into any agreement or arrangement with any other person in connection with the acquisition, disposition or voting of Stockholder Shares in any manner which is inconsistent with the provisions of this Agreement.

6. Definitions.

“Business Day” means any day on which banks are open for business in the city of New York.

“control” as defined under the Israeli Securities Law 5728-1968.

“Common Stock” means (i) Norstar’s common stock, par value $1 per share; and (ii) any securities issued or issuable with respect to the capital stock referred to in clause (i) above by way of stock dividends or stock splits or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; and (iii) any Norstar’s common stock issued upon the exercise or conversion of any warrants or convertible debentures or any other securities convertible into or exchangeable for shares of common stock of Norstar.

“Stockholder(s)” shall have the meaning as set forth in the preamble and shall include their permitted successors and assigns.

“Stockholder Shares” means any Common Stock owned by, or attributed to, from time to time, a Stockholder.

7. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective unless such modification, amendment, termination or waiver is approved in writing by each of the parties to this Agreement. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

9. Entire Agreement. This document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, this Agreement shall not affect, limit or otherwise modify the provisions of the following documents: (i) the Irrevocable Proxy and Power of Attorney granted to Mr. Chaim Katzman by FUF on April 4 2004; (ii) the agreement between M. Chaim Katzman, Mrs. Erica Ottoson and FUF dated April 4 2004 with respect to their holdings in FUF; and (iii) the Irrevocable Proxy and Power of Attorney granted to Mr. Chaim Katzman by Mrs. Erica Ottoson pursuant to the agreement referred-to in the preceding paragraph (ii).

10. Successors and Assigns; Transfers of Common Stock; Transfers of Interests in Subsidiaries; Assignment of Rights.

(a)	Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Party hereto without the prior consent of the other parties, provided, however, that any Party hereto (an “Assignor”) may assign its rights and obligations hereunder to another person (which term shall include any entity) (an “Assignee”) that is controlled by or under common control with the Assignor; provided, that the Assignee agree in writing to be subject to the terms and conditions of this Agreement to which the Assignor was subject and the relevant definition of such party shall be modified to include such Assignee therein. In addition, any transfer of Stockholder Shares by any Party to another person (which term shall include any entity) that is controlled by or under common control with such transferring Party shall be subject to such transferee’s agreement in writing to be subject to the terms and conditions of this Agreement, and the relevant definition of such Party shall be modified to include such transferee therein.

(b)	This Agreement shall bind and inure to the benefit of and be enforceable by the Stockholders and the respective successors and permitted assigns of each of them, so long as they hold Stockholder Shares.

11. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

12. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, mailed, sent by reputable courier service, or faxed to any recipient at the address indicated in Section 13 below, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three Business Days after deposit in the U.S. mail, one Business Day after deposit with a reputable overnight courier service and one Business Day after receipt of fax confirmation.

13. Representative.

(a)	Any decisions, consents, agreements, notices or communications required in connection with this Agreement by any member of the Katzman Group shall be made, written or delivered by its representative, Mr. Chaim Katzman, to the address detailed below, and the Parties hereto shall be entitled to rely on the decisions, consents, agreements, notices or communications from Mr. Katzman without further action from any other member of the Katzman Group.

Mr. Chaim Katzman:
Address: 3872NE 199ter Aventure FL 33180, USA
Fax: +1(305)947-1734

(b)	Any decisions, consents, agreements, notices or communications required in connection with this Agreement by any member of the Segal Group shall be made, written or delivered by its representative, Mr. Dori Segal, with copy to Ottoson, to the address detailed below, and the Parties hereto shall be entitled to rely on the decisions, consents, agreements, notices or communications from Mr. Segal without further action from any other member of the Segal Group.

Mr. Dori Segal:
Address: 85 Hanna Avenue, Suite 400, Toronto, ON, M6K 3S3, Canada
Fax: +1 (416) 941-1655
Mrs. Erica Ottoson:
Address: 85 Hanna Avenue, Suite 400, Toronto, ON, M6K 3S3, Canada
Fax: +1 (416) 941-1655

14. Governing Law; Consent to Jurisdiction. This Agreement will be construed and interpreted in accordance with and governed by the laws of the State of Florida. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in Dade County, Florida, in connection with any suit, action or other proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, and hereby agree not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced by such courts.

15. Term and Renewal.

(a)	This Agreement shall stay in effect until the earlier to occur of (i) the lapse of seven (7) years as of the Effective Date (the “Term”), or (ii) the Segal Group owns less than 10% of Norstar’s total outstanding voting capital stock, on a fully-diluted basis, for 90 consecutive days, or (iii) the Katzman Group owns less than 20% of Norstar’s total outstanding voting capital stock on a fully-diluted basis, for 90 consecutive days,

(b)	One year prior to the end of the Term, and provided this Agreement is still in effect at such time, the Parties shall inform each other in writing of their intention to renew this Agreement. If the Parties shall reach agreement on such renewal, this Agreement shall be extended for an additional period of three years from the end of the Term (the Extended Term”). The provisions of this Section 15(b) shall apply to each additional extension of this Agreement, mutatis mutandis, such that one year prior to the end of each Extended Term, the Parties may agree on an additional three year extension of this Agreement.

* * * *

(signatures on following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written

KATZMAN GROUP:

/s/ Chaim Katzman
Mr. CHAIM KATZMAN

FIRST US FINANCIAL LLC
By:	/s/ Chaim Katzman
Name: Mr. Chaim Katzman

SEGAL GROUP:

/s/ Dor J. Segal
MR. DOR J. SEGAL

/s/ Erica Ottosson
MRS. ERICA OTTOSON

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